November 7, 2024

Mark E. Seaton
Chief Financial Officer
First American Financial Corporation
1 First American Way
Santa Ana, CA 92707-5913

       Re: First American Financial Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated September 20, 2024
           File No. 001-34580
Dear Mark E. Seaton:

        We have reviewed your September 20, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 18, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 1C. Cybersecurity, page 23

1.     We note your Chief Information Security Officer (CISO) is responsible for
       developing and implementing your information security program. We also note the
       Information Security Oversight Committee (ISO)    oversees [your]
cybersecurity
       program from a management perspective.    We also note that you describe
the relevant
       expertise of your CISO but not of the other members of the ISO. Please revise future filings to discuss the relevant expertise of such members of senior management as required by Item 106(c)(2)(i) of Regulation S-K.
 November 7, 2024
Page 2

      Please contact Robert Arzonetti at 202-551-8819 or Sebastian Gomez Abero at 202-
551-3578 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences